UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GREATBATCH, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-16137	16-1531026
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S Employer Identification No.)

2595 Dallas Parkway
Suite 310
Frisco, Texas 75034
(Address of principal executive offices)

(716) 759-5600
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2015 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Greatbatch Inc. (“Greatbatch” or “the Company”) is filing this Specialized Disclosure Form (“Form SD”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2015 to December 31, 2015.
This rule requires all public companies that manufacture, or contract to manufacture, products to annually disclose whether columbite-tantalite (coltan), cassiterite, wolframite, including their derivatives, which are limited to tantalum, tin, tungsten, or gold (“3TG”) (“Necessary Conflict Minerals”) are necessary to the functionality or production of these products and whether the Necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).
Greatbatch’s policy with respect to the sourcing of conflict minerals can be found at www.greatbatch.com under the “Investor Relations” drop down menu and clicking on “Governance.”
In accordance with Rule 13p-1, Greatbatch has filed this Form SD and the associated Conflict Minerals Report for the calendar year ended December 31, 2015 filed herewith as Exhibit 1.01. Both of these reports are available on the Company’s website at www.greatbatch.com under the “Investor Relations” drop down menu and clicking on “SEC Filings.”
Item 1.02 Exhibit
A copy of Greatbatch’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 31, 2016	GREATBATCH, INC. By: /s/ Michael Dinkins Michael Dinkins Executive Vice President and Chief Financial Officer